Via Facsimile and U.S. Mail
Mail Stop 4720

March 2, 2010

Mr. Guihua Lan
Chief Executive Officer and Chairman of the Board
China Shenghuo Pharmaceutical Holdings, Inc.
No. 2, Jing You Road
Kunming National Economy & Technology District
People's Republic of China 650217

      Re: China Shenghuo Pharmaceutical Holdings, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Form 10-Q for the Quarterly Period Ended June 30, 2009
             File No. 001-33537

Dear Mr. Lan:

We have completed our review of the referenced filings and have no further comments at this time.

Sincerely,

Gustavo A. Rodriguez
Branch Chief